JASON L. KENT +1 858 550 6044 jkent@cooley.com	VIA EDGAR

July 12, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Jacob Luxenburg, Staff Accountant
Chris Edwards
Irene Paik

RE:	Retrophin, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-36257

Ladies and Gentlemen:

On behalf of Retrophin, Inc. (the “Company”), this letter is being electronically transmitted to the Staff (the “Staff”) of the Securities and Exchange Commission in response to comments received from the Staff in a letter dated July 6, 2017 (the “Comment Letter”) with respect to the filing referenced above.

Pursuant to a telephone conversation on July 11, 2017 with Chris Edwards of the Staff, this letter will serve to confirm that the Company intends to respond to the Comment Letter no later than August 3, 2017.

Please do not hesitate to call me at (858) 550-6044 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/ JASON L. KENT

Jason L. Kent

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM